Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

October 23, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)
BSE Limited. (Scrip Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Q2 FY27 Unaudited Financial Results Presentation

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the presentation on the Unaudited Financial Results of the Company for the quarter and half year ended September 30, 2026.

This is for your information and records.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy’s

Q2FY27 RESULTS UPDATE

23 OCTOBER 2026

Safe Harbor Statement

Dr.Reddy's

This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation:

- General economic and business conditions in India and other key global markets in which we operate;
- The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in the Indian and international interest rates;
- Allocations of funds by the Governments in our key global markets;
- Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry;
- Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and
- Changes in political conditions in India and in our key global markets.

Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements.

For more detailed information on the risks and uncertainties associated with the Company’s business activities, please see the company’s annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2026, quarter ended June 30, 2026, and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Q2FY27 Financial Highlights

Dr.Reddy's

Consistent double-digit base business^ growth, with EBITDA Margin @20.6%

Reported Revenues

₹ **8,671** Cr

1.5% YoY (down) | 7% QoQ (up)

EBITDA | EBITDA %

₹ **1,783** Cr | 20.6%

24% YoY (down) | 77% QoQ (up)

PBT | PBT %

₹ **1,228** Cr | 14.2%

33% YoY (down) | 122% QoQ (up)

***PAT | PAT %**

₹ **925** Cr | 10.7%

36% YoY (down) | 109% QoQ (up)

**Attributable to Equity shareholders*

- **Double-digit underlying base business^ YoY growth**
    - Reported YoY growth declined 1.5% due to lower lenalidomide sales
- **Reported EBITDA @20.6%**
- **Annualised RoCE @9.5%**
- **Net Cash** surplus at **₹2,502 Cr**

Note: Q1FY27 impacted by provision of ₹240 Cr towards inventory and other costs related to semaglutide API issue

^Excluding lenalidomide in North America

Q2FY27 Business Highlights

Steady progress across strategic priorities

- Partnered with **Takeda** for India's 1st Central Drugs Standard Control Organisation (CDSCO) approved dengue vaccine, **QDENGA**; to launch in private markets in H1 2027
- Expanded collaboration with **Gilead Sciences** for **investigational once-yearly lenacapavir** for HIV prevention in 120 countries
- In association with **GARDP Foundation**, secured **Thai FDA approval** for **zoliflodacin** for uncomplicated urogenital gonorrhoea treatment within 6 months of USFDA approval
- Secured approval for **rituximab** biosimilar from the **USFDA**
- Launched **nivolumab biosimilar** in India
- Generic **semaglutide** approved in 10 countries across Latin America, Africa & the Middle East, as well as Canada & India
- **CDMO** business under **Aurigene Pharmaceutical Services** surpassed **$100+ million** in 12 months ended Sep'26


Semaglutide Injection 4 mg/3 mL (1.34 mg/mL)
OBEDA® 1 mg

Q2FY27 Other Highlights

ESG

- **'Silver'** medal by **FinanceAsia** in 'Best Large Cap Company in India' category at **Asia's Best Companies 2026**
- **Improved CRISIL ESG Rating** to **73/100** for **FY26** from 66/100 in FY25 - **only pharma company in leadership** category


FinanceAsia
ASIA'S BEST COMPANIES
2026
BEST LARGE-CAP COMPANY
India
Silver
Dr. Reddy's Laboratories Limited

CRISIL
An S&P Global Company

OTHER UPDATES

- **On track** to resolve issue associated with semaglutide API, where certain batches were found to be out of specification
- **'VAI' classification** for API manufacturing facility in **Mirfield**, United Kingdom, following GMP inspection by USFDA in Sep'25
- Received a Form 483 with **3 and 4 observations respectively**, following a **PAI & GMP inspection** at **FTO-SEZ Process Unit-02, Srikakulam, Andhra Pradesh** in Jul '26 and a GMP inspection at formulations manufacturing facility, FTO-3, in Bachupally, Hyderabad in Aug'26; responded within stipulated timeline
- Received a Form 2953 with **2 observations**, following a records assessment under Section 704(a)(4) of the Federal Food, Drug, and Cosmetic Act at API manufacturing facility in **Mexico** between Jul and Sep'26; responded within stipulated timeline
- Received a Form 483 with **2 & 3 observations respectively**, following a PAI at formulation manufacturing facilities, **FTO-11** in Pydibhimavaram, Andhra Pradesh & **FTO-9** in Visakhapatnam, Andhra Pradesh in Oct'26; to respond within stipulated timeline

Q2FY27 Revenue Split

Dr.Reddy's

Double-digit base business* growth across key businesses, except Europe and API

REVENUE BY SEGMENT



Overall
₹ 8,671 Cr
1.5% YoY
7% QoQ
GLOBAL GENERICS
90%
PSAI
9.5%
OTHERS
0.5%

Global Generics
₹ **7,793** Cr
0.7%YoY (down) 8%QoQ (up)

PSAI
₹ **831** Cr
12%YoY (down) 2%QoQ (down)

GLOBAL GENERICS SPLIT



29%
16%
21%
24%

North America
₹ **2,489** Cr
23%YoY (down) 13%QoQ (up)

Europe
₹ **1,393** Cr
1%YoY (up) 3%QoQ (down)

India
₹ **1,851** Cr
17%YoY (up) 8%QoQ (up)

Emerging Markets
₹ **2,059** Cr
24%YoY (up) 12%QoQ (up)

Branded businesses (India, Emerging Markets & NRT) account for 53% of revenues

**Excluding lenalidomide in North America*

Key Financial Metrics

Dr.Reddy's

Sustaining growth & profitability, while investing for the future

REVENUES
(₹ Cr)



Q2FY27 8,671
Q1FY27 8,071
*Q4FY26 7,516
Q3FY26 8,727
Q2FY26 8,805

*Excl. lenalidomide shelf stock adjustment (SSA), Q4 revenues ₹7,969Cr

GROSS MARGINS
(% of Revenues)



Q2FY27 52.1%
*Q1FY27 46.5%
^Q4FY26 44.8%
Q3FY26 53.6%
Q2FY26 54.7%

*49.4% excl. sema API related impact
^48% excl. SSA

SG&A
(% of Revenues)



Q2FY27 32.4%
Q1FY27 35.7%
*Q4FY26 36.9%
Q3FY26 30.8%
Q2FY26 30.0%

*Excl. VAT liability, 33.4% of revenues excl. SSA

R&D
(% of Revenues)



Q2FY27 6.0%
Q1FY27 7.1%
*Q4FY26 7.3%
Q3FY26 7.0%
Q2FY26 7.0%

*Excl. CAR-T charge, 6.8% of revenues excl. SSA

EBITDA MARGINS
(% of Revenues)



Q2FY27 20.6%
*Q1FY27 12.5%
^Q4FY26 13.0%
#Q3FY26 23.5%
Q2FY26 26.7%

*15.4% excl. sema API related impact
^19.5%, excl. SSA, CAR-T charge, VAT liability
#24.8%, excl. provision related to new Labour Codes in India

DILUTED EPS
(₹)



Q2FY27 11.1
Q1FY27 5.3
Q4FY26 2.6
Q3FY26 14.5
Q2FY26 17.3

RoCE (Annualized)
(%)



Q2FY27 9.5%
*Q1FY27 5.3%
^Q4FY26 15.8%
Q3FY26 20.4%
Q2FY26 21.9%

*8% excl. sema API related impact
^17.5%, excl. SSA, Impairment of CAR-T & Eftilagimod Alfa, VAT liability

CAPEX
(₹ Cr)



Q2FY27 186
Q1FY27 307
Q4FY26 438
Q3FY26 669
Q2FY26 511

CASH FLOW
(₹ Cr)



Q2FY27 171
*Q1FY27 -216
*Q4FY26 600
Q3FY26 374
*Q2FY26 1,046

*Before acquisition related payouts

NET DEBT / EQUITY



-0.06 ^Q2FY27
-0.08 Q1FY27
-0.09 Q4FY26
-0.08 Q3FY26
-0.08 Q2FY26

^Net Surplus (Adjusted for non-current cash & borrowings) stood at ₹ 2,502 Cr as on 30 Sep '26

Q2FY27 North America Performance

Dr.Reddy's

Continued double digit growth in base business*; reported growth impacted by lower lenalidomide sales



29%

Revenues

₹ 2,489 Cr

23%YoY 13%QoQ

Declined YoY due to lower lenalidomide sales.

Historical Revenues (₹ Cr)



Q2FY27 2,489
Q1FY27 2,205
*Q4FY26 1,756
Q3FY26 2,964
Q2FY26 3,241

Includes impact of lenalidomide SSA of ₹453Cr

MARKET PERFORMANCE

12.4% vs 2.1%

DRL Growth vs US Generics Market

(Excl. lenalidomide)

*As per IQVIA MAT Aug' 26

NEW LAUNCHES

6	12
Q2FY27	YTD

NEW ANDA | NDA FILINGS

5 | 0	10 | 1
Q2FY27	YTD

PRICE EROSION

STABLE

PENDING APPROVAL

77	3
ANDAs	NDAs

Includes 47 Para IVs & 27 FTFs

As of Sep'26

KEY UPDATES

- **Double digit base business* growth in Q2FY27**, aided by new product launches, volume expansion and favourable foreign exchange currency fluctuations
- **First-to-market launch** of hospital drug, **sugammadex** injection



Sugammadex Injection
500 mg/5 mL (100 mg/mL)

- Secured approval for **rituximab** biosimilar from the USFDA

**Excluding lenalidomide*

Q2FY27 Emerging Markets Performance

Dr.Reddy's

Growth driven by new product launches across geographies, aided by favourable forex movements


24%

Revenues

₹ 2,059 Cr

24%YoY 12%QoQ

YoY Growth Drivers : New product launches, acquisitions and favourable forex.

Historical Revenues (₹ Cr)


Q2FY27
2,059
Q1FY27
1,833
Q4FY26
1,806
Q3FY26
1,896
Q2FY26
1,655

COUNTRIES PRESENT IN

50

NEW PRODUCT LAUNCHES

27 Q2FY27

70 YTD

NEW FILINGS

31 Q2FY27

56 YTD

RUSSIA MARKET PERFORMANCE*

19.3% vs 21.3%

DRL Growth vs Russian Market

*As per IQVIA MQT Aug' 26

KEY UPDATES

- Secured approval for generic **semaglutide** in 8 emerging markets across Latin America, Africa, and the Middle East till date

REVENUE SPLIT


RoW
38%
CISR
13%
Russia
49%

Russia ₹ 1,008 Cr

15%YoY 12% QoQ

CISR ₹ 264 Cr

13%YoY 21% QoQ

RoW ₹ 787 Cr

44%YoY 11% QoQ

Q2FY27 India Performance

Dr.Reddy's

Moved up to #8 in IPM for the quarter, delivering consistent double-digit growth ahead of IPM



21%

Revenues

₹ **1,851** Cr

17%YoY 8%QoQ

Growth Drivers : New launches, acquired portfolios, price increases & volume growth.

Historical Revenues (₹ Cr)



Q2FY27
1,851
Q1FY27
1,718
Q4FY26
1,566
Q3FY26
1,603
Q2FY26
1,578

MARKET PERFORMANCE*

21.0% vs **14.7%**

*DRL MQT Growth vs IPM (Sep'26)

IPM RANK

#8 FTM & MQT Sep'26

#9 MAT Sep'26

THERAPY LEADERHIP*

#1 STOMATOLOGICALS

#2 VACCINES

NEW BRAND LAUNCHES

4 Q2FY27

11 YTD

₹100 CR+* BRANDS 24

BRANDS IN IPM TOP 300* 16

*As per IQVIA MAT Sep' 26

KEY UPDATES

- Partnered with **Takeda** for India's 1st CDSCO approved dengue vaccine, **QDENGA**; launch planned in private markets in first half of 2027
- Launched **nivolumab** biosimilar in India, marking entry into India's biosimilar immuno-oncology market
- Secured **1st abatacept IV** biosimilar approval in India
- **4 brands** in **Top 50 new launches** in IPM
- Distribution & promotion agreement with Novartis India terminated, following change in its controlling shareholding

Qdenga® Dengue Tetravalent Vaccine (Live, Attenuated)

Reignite with NIVORZ® nivolumab 40 mg, 100 mg & 240 mg LIFE SAYS ONCE MORE

Q2FY27 Europe Performance

Dr.Reddy's

Generics launch momentum & forex gains, partly offset by pricing pressure & NRT operating model changes


16%

Revenues

₹ **1,393** Cr

1%YoY 3%QoQ

Growth Drivers : New product launches in generics, favourable forex, offset by price erosion and change in operating model following NRT integration

Historical Revenues (₹ Cr)


Q2FY27
1,393
Q1FY27
1,444
Q4FY26
1,452
Q3FY26
1,448
Q2FY26
1,376

EU* COUNTRIES PRESENT IN

21

*Excludes NRT countries outside Europe

NEW GX PRODUCT LAUNCHES

6	30
Q2FY27	YTD

NEW FILINGS

3	4
Q2FY27	YTD

KEY UPDATES

- As reported in Q1FY27, NRT growth impacted by post-integration operating model changes; change is profit neutral

REVENUE SPLIT


France, Italy & Others 11%
NRT 47%
UK 14%
Germany 28%

NRT ₹ **658** Cr
6%YoY 0.3% QoQ

Germany ₹ **394** Cr
1%YoY 3% QoQ

UK ₹ **195** Cr
24%YoY 16% QoQ

Others ₹ **147** Cr
20%YoY 2% QoQ

Q2FY27 PSAI Performance

Dr.Reddy's

Lower API volume offtake impacting growth; CDMO business scales to $100 mn in annualized revenues


9.5%

Revenues

₹ 831 Cr

12%YoY 2%QoQ

Growth impacted by lower API volumes, partly offset by momentum in CDMO business, new product launches in API and favourable forex

Historical Revenues (₹ Cr)


Q2FY27
831
Q1FY27
852
Q4FY26
912
Q3FY26
802
Q2FY26
945

GROSS MARGIN

11.8% vs 18.0%

Q2FY27 vs Q2FY26

GLOBAL DMF FILINGS

28	66
Q2FY27	YTD

US DMF FILINGS

2	2
Q2FY27	YTD

KEY UPDATES

- Expanded collaboration with **Gilead Sciences** for **investigational once-yearly lenacapavir** for HIV prevention in 120 countries, including India
- In association with **GARDP Foundation**, secured **Thai FDA** approval for **zoliflodacin** for uncomplicated urogenital gonorrhoea treatment within 6 months of USFDA approval
- **CDMO** business under Aurigene Pharmaceutical Services Limited (APSL) generated revenues of **$100+ million** in 12 months ended Sep'26
- **APSL** delivers **double digit growth** in Q2FY27
- APSL secured **long-term manufacturing & supply agreement** for USA, Europe, Canada & emerging markets with a leading global pharma co

GILEAD GARDP Global Antibiotic Research & Development Partnership AURIGENE PHARMACEUTICAL SERVICES

In Summary

A diversified business model with broad based levers

Strengthen Core Businesses, build future growth drivers
(Peptides, Biosimilars, Consumer Health, Innovative Assets)

Advance key products
(Semaglutide including re-launch, Abatacept)

Drive efficiencies through better operational leverage

Augment organic growth with **M&A and In-Licensing**

Enhance capabilities – People, Digital, Processes

Focus on **quality, compliance** and **sustainability**

At a glance

Dr.Reddy's

We accelerate access to affordable and innovative medicines because

Good Health Can't Wait.

~699mn patients reached globally

$3.6bn Revenue

~23% EBITDA Margin

~16% RoCE

27,500+ Employees globally

64 Nationalities (Employees)

88 Markets served

33 Plants (Manufacturing & R&D)



Sales and Other Offices
Research and Development Centres
Manufacturing Facilities
Headquarter

All information as of FY26

About Key Metrics and Non-GAAP Financial Measures

This press presentation contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in the press release.

Good Health Can’t Wait.